

Mail Stop 3561

September 26, 2017

Joe Cala
President and Chief Executive Officer
Cala Corporation
701 North Post Oak Road, Suite 615
Houston, TX 77024

      Re: **Cala Corporation**
             Amendment No. 2 to Registration Statement on Form 10
             Filed September 12, 2017
             File No. 000-15109

Dear Mr. Cala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2017 letter.

Description of Registrant's Securities to be Registered, page 19

1. You state on page 19 that the company does not have any authorized preferred shares. However, this is not consistent with your response to prior comment 2 in which you state that the Articles of Incorporation were amended to authorize the issuance of preferred stock. Please advise.

Exhibit 3.1

2. We note your response to prior comment 3 that Exhibit 3.1 has been amended to include only the amended Articles of Incorporation for the company. However, it does not appear that you have included all amendments to the articles. For example, we note that

the amended articles of incorporation in Exhibit 3.1 do not appear to include subsequent amendments, such as the July 1996 amendment (increasing authorized shares of common stock) that had been filed with Amendment No. 1 to your Form 10. In addition, your disclosure that you are authorized to issue 400,000,000 shares of common stock is not consistent with the amended articles of incorporation filed in Exhibit 3.1. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure